UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS



        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                         MANGUM ACQUISITION CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)




                 TEXAS                                 76-0640462
     (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION               IDENTIFICATION NUMBER)



      4214 MANGUM  HOUSTON, TEXAS                         77024
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (713) 957-3100


           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

                                      NONE


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                                (TITLE OR CLASS)

                                TABLE OF CONTENTS
                                                              PAGE
PART I                                                        ----

ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . .     3
            Business Development
            Business of Issuer
            Risk Factors

ITEM 2.   PLAN OF OPERATION. . . . . . . . . . . . . . . . .   10
            Employees
            Indemnification
            General Business Plan
            Acquisition of Opportunities
            Liquidity and Capital Resources
            Year 2000 Issues

ITEM 3.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .   15

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . .   15
            Principal Stockholders

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS. . . . . . . . . . . . . . . .   16
            Officers and Directors
            Prior Blank Check Offerings
            Conflicts of Interest
            Investment Company Act of 1940
            Investment Advisors Act of 1940

ITEM 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . .   17

ITEM 7.   CERTAIN RELATIONSHIP AND
          RELATED TRANSACTIONS . . . . . . . . . . . . . . .   18

ITEM 8.   DESCRIPTION OF SECURITIES. . . . . . . . . . . . .   18
            Common Stock


PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS . . . . . . . . . . . . . .. . . . . . . .   19
            Dividend Policy
            Penny Stock Regulation

ITEM 2.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . .   20

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . .   20

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES. . . . . .   20

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS. . . . .   20


PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . .   21

PART I

ITEM 1.     DESCRIPTION OF BUSINESS

    This report on Form 10-SB contains forward-looking statements within the definition of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company (as defined below under the caption "Business Development").

    Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. Forward-looking statements usually contain the words "estimate", "anticipate", "believe", "expect", or similar expressions, and are subject to numerous known and unknown risks and uncertainties. In evaluating such statements, readers should carefully review risks and uncertainties identified in this Form 10-SB, including the matters set forth under the caption "Risk Factors" below. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements. The Company undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.



            BUSINESS DEVELOPMENT

    Mangum Acquisition Corporation (the "Company") is a corporation and it was incorporated on April 24, 2000 in the State of Texas, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Pursuant to the Articles of Incorporation, the Company is authorized to issue 20,000,000 shares of Common Stock at $.001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of April 29, 2000, there are 700,000 shares of Common Stock outstanding.

    The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Company intends to effect a merger, exchange of capital stock, asset acquisition or other similar Business Combination or acquisition (a "Business Combination") with, most likely, a private entity. The Board of Directors of the Company, which is comprised of a single director, has elected to commence implementation of the Company's principal business purpose, described below under "ITEM 2 - PLAN OF OPERATION".

    There have been no bankruptcy, receivership or similar proceedings against the Company. There has been no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business of the Company.

    It is likely that the Company will have the ability to effect only a single Business Combination.

    Merger or acquisition may be made by purchase, exchange of stock or otherwise, and may encompass assets or a business entity such as a corporation, joint venture or partnership. In connection with a merger or acquisition, it is likely that the Company would issue an amount of stock constituting control of the Company to the merger or acquisition candidate. Depending upon the nature of the merger or acquisition transaction, the current officer and director of the Company may resign these Management positions with the Company in connection with the Company's merger or acquisition of a business opportunity. In the event of such resignation(s), the Company's current Management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

    Management anticipates that the merger or acquisition opportunity decision may be made with little or no assessment of the other company's management, the anticipated acceptability of its planned or existing products or marketing concepts, the impact of technological changes and the benefits derived from becoming a publicly held entity.

    The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. Any Business Combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

    The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not anticipate any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, Mangum Corporation, the primary shareholder of the Company, has expressed its intention that it has no plan to sell its respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company, and it has also expressed its intention not to sell its shares unless the shares are subsequently registered or if an exemption from registration is available.



            BUSINESS OF ISSUER

            PRINCIPAL PRODUCTS OR SERVICES. The Company has no principal products or services or markets.


            DISTRIBUTION METHODS. The Company has no distribution methods of any products or services


            NEW PRODUCTS OR SERVICES. The Company has no publicly announced new product or service.


            COMPETITION. The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


            RAW MATERIALS. The Company does not intend to use raw materials in its business and the Company has no source or availability of raw materials or any principal suppliers of any raw materials.


            MAJOR CUSTOMERS. The Company has no customers for any goods or services and therefore there is no dependence on one or a few major customers.


            PATENTS, TRADEMARKS, ETC. The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.


            NEED FOR GOVERNMENT APPROVAL. The Company has no principal products or services which require any government approval.


            RESEARCH AND DEVELOPMENT ACTIVITIES. The Company was incorporated on April 24, 2000 and therefore the Company has spent no time on research and development activities since inception.


            ENVIRONMENTAL LAWS. The Company does not anticipate that its business plan will require it to comply with environmental laws (federal, state or local) and the Company does not anticipate that it will incur any costs to comply with any environmental laws.

            RISK FACTORS

    THE COMPANY WAS ONLY RECENTLY ORGANIZED AND HAS NO OPERATING HISTORY. THE COMPANY, THEREFORE, MUST BE CONSIDERED PROMOTIONAL AND IN ITS EARLY FORMATIVE AND DEVELOPMENT STAGE. THE COMPANY HAS LIMITED RESOURCES AND HAS NOT GENERATED ANY REVENUES. THE COMPANY DOES NOT EXPECT TO REALIZE ANY CASH PROCEEDS FROM ITS BUSINESS, WHETHER OR NOT ITS BUSINESS IS PROFITABLE, UNTIL IT CONSUMMATES A BUSINESS COMBINATION.

    ACCORDINGLY, AN INVESTMENT IN THE SECURITIES OF THE COMPANY IS HIGHLY SPECULATIVE. A PURCHASE OF THE SHARES OF COMMON STOCK OF THE COMPANY INVOLVES EXTREMELY HIGH RISKS AND POTENTIAL INVESTORS SHOULD CAREFULLY REVIEW THE ENTIRE FORM 10-SB AND, PARTICULARLY, THIS "RISK FACTORS" SECTION.


            NO OPERATING HISTORY, REVENUE AND ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a Business Combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a Business Combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a Business Combination.


            SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS - NO ASSURANCE OF SUCCESS OR PROFITABILITY. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek Business Combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a Business Combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

    A shareholder can expect a potential business opportunity to be risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its shareholders if the business opportunity proves to be unsuccessful.

    The Company is not limited in the scope of its Business Combination search. Therefore, to the extent that the Business Combination is effectuated with a business outside the United States, the Company's operations may be adversely affected by unstable economic, social and/or political conditions in such foreign regions and countries.


            STATE BLUE SKY REGISTRATION; RESTRICTED RESALES OF THE SECURITIES. Transferability of the shares of Common Stock of the Company is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resale of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a Business Combination, if at all.


            NO ASSURANCE OF A PUBLIC MARKET. There is no current trading market for the Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Common Stock, to the extent that a market develops for the Common Stock at all, will likely appear in the NASD Over the Counter Bulletin Board, which may limit the marketability and liquidity of the Common Stock.

            COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including business development companies, venture capital firms, large industrial and financial companies and wealthy individuals are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a Business Combination.

    The Company will also compete in seeking merger or acquisition candidates with numerous other small public companies and/or from other public "blank check" companies, many of which may have more funds available than does the Company.


            NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no agreement or definitive understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a Business Combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a Business Combination on terms favorable to the Company.

    The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a Business Combination in any form with such business opportunity. Accordingly, the Company may enter into a Business Combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.


            CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a Business Combination, David A. Collins, President of the Company, and the sole member of Management, anticipates devoting up to ten hours per month to the business of the Company. David A. Collins will be the only person responsible in conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with David A. Collins and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on David A. Collins. The loss of the services of David A. Collins would adversely affect development of the Company's business and its likelihood of continuing operations. See "ITEM 5
- DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."


            CONFLICTS OF INTEREST - GENERAL. David A. Collins may in the future participate in business ventures which could be deemed to compete directly with the Company. David A. Collins is serving as officer and director of a number of other companies and may, in the future, serve as an officer and director of a number of blank check companies. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any firm with which the Company transacts business.


            LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. David A. Collins has done certain reviews of various web sites and public filings relating to "blank check" companies. David A. Collins has discussed certain issues relating to both the possibility and the reasonableness of forming one or more "blank check" companies with knowledgeable or professionally licensed persons such as attorneys, accountants, securities broker-dealers and possibly other members of the investment community. The Company currently has no agreements, commitments or definitive understandings with any individual for such person to act as a finder of opportunities for the Company. The Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such Business Combination.

            LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a Business Combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.


            LITTLE OR NO INVESTIGATION OF MERGER OR ACQUISITION CANDIDATE - DEPENDENCE UPON OUTSIDE ADVISORS. The Company's limited resources and the lack of full-time Management will likely make it impracticable to conduct a complete and/or exhaustive investigation and/or analysis of a business opportunity before the Company commits to a merger or acquisition. Therefore, management decisions will likely be made without detailed feasibility studies, independent analysis, market surveys and the like, which, if the Company had more funds available to it, might be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owners, sponsors or others associated with the business opportunity seeking the Company's participation. All or a significant portion of the Company's available resources may be expended for whatever investigative or review processes might occur.

    To supplement the business experience of its officer and director, the Company may be required to employ attorneys, accountants, licensed broker-dealers or other consultants and/or advisors or promoters. The Company's President will make the selection of these outside advisors without any input from shareholders. Management anticipates that such outside advisors may be engaged on an "as needed" basis without continuing fiduciary or other obligations to the Company. These outside advisors may be affiliates of the Company.


            GOVERNMENT REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in Business Combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

    The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

    Section 3(a) of the Investment Act contains the definition of an "investment company", and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading securities, or that does not engage in the business of investing, owning, holding or trading "investment securities". The Company intends to implement its business in a manner, which will result in the availability of this exception from the definition of "investment company". Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

    The Company's business may involve changes in its capital structure, management, control and business, especially if the Company completes a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, shareholders will not be afforded these protections. Any securities, which the Company might acquire in exchange for its Common Stock, are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless the Securities and Exchange Commission has declared a registration statement effective or an exemption from registration is available.
Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

    An acquisition by the Company may be in an industry, which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

    The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.

    The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7 and 15g-9 under the Securities Exchange Act of 1934, as amended. It is likely that the Company's Common Stock may constitute "penny stocks" within the meaning of the rules. Therefore, the rules would apply to the Company and to its securities. The rules may affect a broker-dealer's ability to sell the Company's Common Stock and the ability of the owners of Common Stock to sell the securities of the Company in any market that might develop for them. The effect of these would be to limit the liquidity of the Company's Common Stock

    Shareholders should be aware that, according to the Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Management does not expect to be in a position to dictate either the behavior of the market or of the broker-dealers who participate in the market.


            PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A Business Combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such Business Combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result, and would most likely result, in the removal of David A. Collins and a corresponding reduction in or elimination of his participation in the future affairs of the Company.


            POTENTIAL REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION - DILUTION. The Company's primary plan of operation is based upon a Business Combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

    It is likely that the Company's current shareholders would retain in the aggregate less than 20% of the total issued and outstanding shares of Common Stock after the completion of the merger or acquisition. Therefore, it is anticipated that substantial dilution in each current shareholders percentage equity interest will occur. Management believes that additional dilution might also occur if, after completion of the merger or acquisition, the new controlling members of management, the Board of Directors and/or the new controlling shareholders authorize and issue additional shares.


            DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a Business Combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a Business Combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.


            TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any Business Combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any Business Combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such Business Combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non- qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

    It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax-free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the merged or acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a merger or acquisition transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code of 1986, the Company's current shareholders would retain in the aggregate 20% or less of the total issued and outstanding shares of Common Stock.


            REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Section 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.


            NO DIVIDENDS. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

ITEM 2.     PLAN OF OPERATION

    The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has not entered into any agreements or definitive negotiations regarding such an acquisition. The Company's officer and director has not engaged in any agreement or definitive understanding on behalf of the Company with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement. The Company's officer and director has engaged and is currently engaged in contacting or discussing certain issues relating to both the possibility and the reasonableness of forming one or more "blank check" companies with knowledgeable or professionally licensed persons such as attorneys, accountants, securities broker-dealers and possibly other members of the investment community.

    Management anticipates that any search for a merger or acquisition would, most likely, be directed toward small or medium-sized companies who are (a) recently organized with no operating history, or a history of losses, (b) experiencing financial or operating difficulties, (c) in the process of developing a new product or service or to expand into new markets, (d) planning on relying upon an untested product or marketing concept, (e) in need of funds or (f) any combination of the characteristics mentioned in "(a)" through "(e)". Given the above factors, the Company's shareholders, or other investors, if any, can expect that merger or acquisition candidates may have a history of losses, low profitability or other business problems which might adversely effect their survivability.

    Prior to making a merger or acquisition candidate or other business opportunity decision, Management will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history. These requested written materially may also include certain financial information.

    Management believes that various types of potential merger and acquisition candidates might find a Business Combination with the Company to be attractive. These might include merger and acquisition candidates (a) desiring to create a public market for their shares in order to enhance liquidity for current shareholders, (b) which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial or (c) which plan to acquire additional assets through the issuance of securities rather than for cash and believe that the possibility of a public market for their securities will be of assistance.



            EMPLOYEES

    The Company has no full time or part time employees. David A. Collins has agreed to allocate a portion of his time to the activities of the Company, possibly without compensation. The Company anticipates that the business plan of the Company can be implemented through the efforts of David A. Collins, President of the Company, devoting up to 10 hours per month to the business affairs of the Company, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

    David A. Collins, as the sole member of Management and the sole Director of the Company, has the authority and discretion to complete mergers or acquisitions without submitting any proposal to the stockholders for their consideration. David A. Collins's decisions may ultimately adversely impact the Company's shareholders. Unless required, holders of the Company's securities should not anticipate that the Company will furnish them, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business.

    David A. Collins may, in the future, become involved with other "blank check" or other companies which have a business purpose similar to that of the Company today or at a later point in time. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies only if the shareholder base of these companies is substantially different. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merge or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

            INDEMNIFICATION

    The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Texas, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he/she is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. See PART II, "ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS."


            GENERAL BUSINESS PLAN

    The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS AND EXHIBITS." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

    The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

    The Company may advertise and promote the Company in newspaper, magazines and on the Internet. The Company has not yet prepared any notices or advertisement.

    The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which would make the task of comparative investigation and analysis of such business opportunities, irregardless to extent to which it might be done, extremely difficult and complex.

    The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

    The analysis of new business opportunities will be undertaken by, or under the supervision of, David A. Collins, who may not be considered a professional business analyst. David A. Collins, President of the Company will be the key person in the search for, review of, and negotiation with potential acquisition or merger candidates. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officer and director, or by the Company's shareholders. In the analysis of prospective business opportunities, management may consider such matters as the available (a) technical, financial and managerial resources; (b) working capital and other financial requirements; (c) history of operations, if any; (d) prospects for the future; (e) nature of present and expected competition; (f) the quality and experience of management services which may be available and the depth of that management; (g) the potential for further research, development, or exploration;
(h) specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; (i) the potential for growth or expansion; (j) the potential for profit; (k) the perceived public recognition of acceptance of products, services, or trades; (l) name identification; and (m) other relevant factors. Officers and directors of the Company may not meet personally with management and key personnel of the business opportunity as part of their investigation due to lack of capital. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

    David A. Collins has limited experience in managing companies similar to the Company and shall primarily rely upon his own efforts in accomplishing the business purposes of the Company. Certain attorneys, accountants and/or professionally licensed persons as well as certain outside consultants or advisors may be utilized by the Company to effectuate its business purposes described herein. If the Company does retain such third-parties, any cash fee earned by such party will most likely be paid by the prospective merger/acquisition candidate, because the Company has no cash assets with which to pay such obligation. The Company may compensate certain attorneys, and/or professionally licensed persons, outside consultants, or advisors by issuing to them shares of common stock of the Company in exchange for services to be rendered by them to the Company upon completion of an acquisition or merger. There have been no contracts or definitive agreements with any outside consultants. However, it is likely that one or more contract or agreements may arise in the future.

    The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

    It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, David A. Collins has agreed to pay these charges with his personal funds as interest free loans to the Company. David A. Collins may withdraw his agreement to provide the Company these funds at his sole discretion. Opportunities may occur in which David A. Collins can obtain the repayment of these loans, or any other form of compensation, from a prospective merger or acquisition candidate and/or certain merger or acquisition related consultants. David A. Collins has agreed that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.


            ACQUISITION OF OPPORTUNITIES

    In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will not be afforded to all other shareholders of the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

    It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

    While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain 20% or less of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

    As part of the Company's investigation, irregardless to the extent it may be done, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

    With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

    The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

    As stated hereinabove, the Company intends not to acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement may also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

    The Company does not intend to make any loans to any prospective acquisition or merger candidates or to unaffiliated third parties. The Company may make loans only to prospective acquisition or merger candidates only when such funds are available, the Company has entered into an acquisition or merger agreement and making a loan to the acquisition or merger candidate is beneficial to the Company. The criteria that will be used in determining whether to make loans is the availability and the need of cash by the acquisition or merger candidate in order to complete the acquisition or merger. The loan may be either secured or non-secured depending on the result of negotiation and there is no limitation as to the amounts that may be loaned.

    The Company does not intend to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.


            LIQUIDITY AND CAPITAL RESOURCES. The Company's cash or other capital resources are limited. The Company has received only the US$ 1,000 from the sale of its securities at inception to its former parent corporation: Mangum Corporation. These securities were 700,000 Common Shares of the Company's authorized stock. The Mangum Corporation subsequently distributed a significant portion of these shares to its shareholders. However, Mangum Corporation did retain a majority control in the Company. Mangum Corporation is controlled by David A. Collins and does not anticipate providing any significant amount of cash or other capital resources to the Company in the future.

      Currently, the Company has no capital resources other than its Common Stock, for which Management believes there is no market value.

      The Company does not have the cash or other capital sufficient to meet the Company's cash needs, including the cost of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a Business Combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a Business Combination.

      There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a Business Combination. And once a Business Combination is completed, the Company's needs for additional financing might increase substantially.

            YEAR 2000 ISSUES. Year 2000 problems result primarily from the ability of some computer software to properly store, recall or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology systems. Accordingly, the Company does not believe it is or will be materially affected by year 2000 problems.

      Currently, the Company does not own computer equipment nor does it rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, advances and changes in available technology can significantly impact its business and operations. Consequently, although the Company has not identified any specific Year 2000 issues for itself at this time, the Year 2000 problems may create risk for the Company from unforeseen problems in any computer systems (a) acquired by the Company in the future and (b) of third parties including, but not limited to, financial institutions or vendors with whom the Company may transact business. Such failures by (a) the merged or acquired business's or (b) the third parties' computer systems may have a material impact on the Company's ability to conduct its business.

      The Company is unable to predict the ultimate effect that the Year 2000 problem may have upon the Company, the nation or the world. In addition, the Company cannot predict the nature of its potential merger or acquisition target candidate's computer systems or others' computer systems who may transact business with such candidate

ITEM 3.     DESCRIPTION OF PROPERTY.

    The Company currently maintains a mailing address at 4214 Mangum Road, Houston, Texas 77092, which is the address of its former parent company, Mangum Corporation. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.



ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

            PRINCIPLE STOCKHOLDERS

    The following table sets forth certain information as of April 29, 2000 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and Executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


                                                     NUMBER OF    PERCENTAGE OF
NAME AND ADDRESS                                   SHARES OWNED    SHARES OWNED
----------------                                  -------------   -------------
Mangum Corporation (1) .....................        500,000           71.43%
4214 Mangum Road
Houston, Texas 77092

David A. Collins (2) .......................         92,280           13.18%
c/o Mangum Corporation
4214 Mangum Road
Houston, Texas 77024

All Directors & Officers ...................         92,280           13.18%
as a group (1 person)


(1) The Company was incorporated as a 100% owned subsidiary of Mangum Corporation. Mangum Corporation subsequently distributed a significant portion of the Common Stock of the Company it purchased at inception to Mangum Corporation shareholders. Therefore, Mangum Corporation is the former parent corporation of the Company. Mangum Corporation is a private company with approximately 2,000 shareholders.
(2) David A. Collins is an officer, director and controlling person of Mangum Corporation, the former parent company of the Company. David A. Collins owns 85.7143% of Mangum Corporation.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

            OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning each of the Company's directors and executive officers:

     NAME                 AGE         POSITION
     ----                 ---         --------
     David A. Collins      47        Chairman of the Board and President

    David A. Collins has served as President and the sole Director of the Company since the Company's inception: April 24, 2000. David A. Collins is Chief Executive Officer, President and/or sole Director of Striker Industries, Inc. and of its subsidiaries: West Oxford Industries, Inc., STDF Corporation, Striker Holdings, Inc. and Striker Paper Corporation. David A. Collins was Chief Executive Officer, President and/or a Director in Striker Industries, Inc.'s subsidiary Striker Holdings Canada, Inc. and Striker Holdings Canada, Inc.'s 75%-owned subsidiary: Striker Paper Canada, Inc. from their inception until 1999. Striker Industries, Inc. and its subsidiary companies were in the asphalt roofing products industry.

    David A. Collins is President and sole Director of Area 4200, Inc. which owns certain real property in Texas, Mangum Corporation, a Texas holding company and the Company

    Currently, this is the only proposed or existing SEC reporting blank check company that David A. Collins served or is serving as President and Director.


            PRIOR BLANK CHECK OFFERINGS

    Mr. David A. Collins has not been involved, but may be involved in the future, in other blank check offerings to the public.


            CONFLICTS OF INTEREST

    Management is associated with other firms. Consequently, there may be potential inherent conflicts of interest in David A. Collins acting as officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

    The officer and director of the Company is and may in the future become shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individual acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individual in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

    The officer and director is, so long as he is officer or director of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officer and director is affiliated with both desire to take advantage of an opportunity, then said officer and director would abstain from negotiating and voting upon the opportunity. However, the officer and director may still take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

    David A. Collins, President of the Company may be compensated in form of cash or shares of common stock of the Company upon completion of an acquisition or merger. It is possible that such compensation may become a factor in negotiations and present conflict of interest. David A. Collins will, at his sole discretion, use reasonable efforts to resolve equitably any conflicts that might result during negotiations for an acquisition or merger.

    There are no agreements or understandings for David A. Collins to resign at the request of another person and that David A. Collins is not acting on behalf of or will act at the direction of any other person except at the time of the acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. The Company expects that the controlling persons of the acquisition or merger candidate will ask all of the current Officers and Directors to resign at the time of the acquisition or merger because they will become controlling persons of the Company.


            INVESTMENT COMPANY ACT OF 1940

    Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in Business Combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company presently desires to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.


            INVESTMENT ADVISOR ACT OF  1940

    The Company is not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, the Company will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of
Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.



ITEM 6.     EXECUTIVE COMPENSATION.

    The Company has not issued any of its shares of Common Stock as compensation. The Company's current officer and/or director has not received any compensation for his respective services rendered unto the Company. David A. Collins has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay David A. Collins. Further, David A. Collins is not accruing any compensation pursuant to any agreement with the Company.

    It is possible that, before, during or after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity, or consultants related to that entity, may desire to employ or retain the sole member of the Company's Management for the purposes of providing services to that entity, the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to its sole member of management may not be a consideration in the Company's decision to undertake any proposed transaction.

    It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction and/or will be in the form of cash consideration. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. David A. Collins may receive a finders and/or other fees or other cash compensation, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

    The Company may also compensate David A. Collins, President of the Company with shares of Common Stock of the Company for his services in connection with completion of an acquisition or merger. The Company may compensate other Officers and/or Directors of the Company in connection with completion of an acquisition or merger. The Company may compensate certain attorneys, and/or professionally licensed persons, outside consultants, or advisors by issuing to them shares of common stock of the Company in exchange for services to be rendered by them to the Company upon completion of an acquisition or merger.

    No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.



ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.



ITEM 8.     DESCRIPTION OF SECURITIES.

            COMMON STOCK

    The Articles of Incorporation currently authorizes the Company to issue Twenty Million (20,000,000) shares of Common Stock at $.001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of April 29, 2000 there are 700,000 shares of Common Stock outstanding.

    Upon liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

PART II

ITEM 1.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

    There is no public trading market for the Company's Common Stock. The Company plans to apply to have its Common Stock traded on the over-the- counter market and listed on the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

    As of April 28, 2000, the number of holders of the Company's Common Stock was 1,952.


            DIVIDEND POLICY

    The Company has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.


            PENNY STOCK REGULATION

    Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

    Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

    The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

    Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2.     LEGAL PROCEEDINGS.

    The Company is not a party to any legal proceedings.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.



ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

    On April 26, 2000, the Company issued 700,000 shares of Common Stock to Mangum Corporation, the former parent of the Company for $1,000, which is equal to the par value of $.001 per common share plus US$ 300. The Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of 700,000 shares of Common Stock to Mangum Corporation at the Company's inception.

    On April 28, 2000, Mangum Corporation, the parent of the Company distributed 107,720 shares of the 700,000 shares of Common Stock, that were purchased at the inception of the Company, to its shareholders.

    All of these shares are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

    Of the 700,000 shares of the Company's Common Stock outstanding, 500,000 shares are eligible for sale in the public market, subject in the case of most of such shares to comply with the volume limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

    In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.



ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Indiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

ITEM 1.     FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements of the Company are filed as part of this
Report:


(1) Financial Statements                                       Page
                Report of Independent Auditors                  F-1
                Balance Sheet as of April 26, 2000              F-2
                Statement of Operations, For the
                   Period From Inception (April 24, 2000)
                   to April 26, 2000                            F-3
                Statement of Changes in Stockholders' Equity
                   For the Period From Inception (April 24,
                   2000), through April 26, 2000                F-4
                Statement of Cash Flows, For the
                   the Period From Inception (April 24, 2000)
                   to April 26, 2000                            F-5
                Notes to Financial Statements as of
                   April 26, 2000                               F-6

(2) Exhibits:
      (1)   Not Applicable
      (2)   Not Applicable
      (3.0) Articles of Incorporation
      (3.1) Certificate of Incorporation
      (3.2) By-laws
      (4.0) Not Applicable
      (5)   Not Applicable
      (6)   Not Applicable
      (7)   Not Applicable
      (8)   Not Applicable
      (9)   Not Applicable
      (10)  Not Applicable
      (11)  Not Applicable
      (12)  Not Applicable
      (13)  Not Applicable
      (14)  Not Applicable
      (15)  Not Applicable
      (16)  Not Applicable
      (17)  Not Applicable
      (18)  Not Applicable
      (19)  Not Applicable
      (20)  Not Applicable
      (21)  Not Applicable
      (22)  Not Applicable
      (23)  Not Applicable
      (24)  Consent of Thomas Leger & Co., L.L.P., Certified Public Accountants
      (25)  Not Applicable
      (26)  Not Applicable
      (27)  Financial Data Schedule
      (28)  Not Applicable

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



MANGUM ACQUISITION CORPORATION



Date: April 8, 2000    By: /s/ DAVID A. COLLINS
                               David A. Collins
                               President and Director

          REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Mangum Acquisition Corporation

We have audited the accompanying balance sheet of Mangum Acquisition Corporation (a development stage Company) as of April 26, 2000, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from April 24, 2000 (date of inception) to April 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mangum Acquisition Corporation (a development stage Company) as of April 26, 2000, and the results of its operations, and its cash flows for the period from April 24, 2000 (date of inception) to April 26, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, the Company has been in the development stage since inception. Realization of the Company's assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                THOMAS LEGER & CO., L.L.P.



Houston, Texas
April 28, 2000

                                      F-1

                         Mangum Acquisition Corporation
                          (A Development Stage Company)
                                  Balance Sheet
                              As of April 26, 2000


                          ASSETS

Current assets:
      Cash ..........................................................   $    585
                                                                        --------
  Total current assets ..............................................        585

Other assets:
  Organization costs net of 3 days amortization of $0 ...............        415
                                                                        --------
     Total assets ...................................................   $  1,000
                                                                        ========

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Total current liabilities .........................................   $   --

Stockholders' equity:
  Common stock, $.001 par value,
    20,000,000 shares authorized,
    700,000 shares issued and outstanding ...........................        700
  Additional paid-in-capital ........................................        300
  Retained earnings (deficit) accumulated during the
    development stage ...............................................       --
                                                                        --------
     Total liabilities and stockholders' equity .....................   $  1,000
                                                                        ========

See accountants report and the accompanying notes to the financial statements.

                                       F-2

                         Mangum Acquisition Corporation
                          (A Development Stage Company)
                             Statement of Operations
        For the Period From Inception (April 24, 2000) to April 26, 2000


                                                                     INCEPTION
                                                                         TO
                                                                      APRIL 26,
                                                                         2000
                                                                     -----------
Revenue ..........................................................   $      --

Costs and expenses:
 General and Administrative ......................................          --
                                                                     -----------
   Net income (loss) .............................................   $      --
                                                                     ===========

Per share information:

 Weighted average number
 of common shares
 outstanding - basic and fully diluted ...........................       700,000
                                                                     ===========

   Net Income(loss)per share-basic and fully diluted .............   $      0.00
                                                                     ===========



See accountants report and the accompanying notes to the financial statements.

                                       F-3

                         Mangum Acquisition Corporation
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
     For the Period From Inception (April 24, 2000), through April 26, 2000

                                                               RETAINED EARNINGS
                                           COMMON STOCK      (DEFICIT) ACCUMULATED
                                         -----------------         DURING THE
                                          Shares    Amount     DEVELOPMENT STAGE      TOTAL
                                         -------   -------   ---------------------   -------
Shares issued at inception
 (April 24, 2000)for $1,000 ..........   700,000   $ 1,000   $                --     $ 1,000
Net Income(loss)for the year .........      --        --                      --        --
                                         -------   -------   ---------------------   -------
Balance April 26, 2000 ...............   700,000   $ 1,000                    --     $ 1,000
                                         =======   =======   =====================   =======

See accountants report and the accompanying notes to the financial statements.

                                       F-4

                         Mangum Acquisition Corporation
                          (A Development Stage Company)
                             Statement of Cash Flows
        For the Period From Inception (April 24, 2000) to April 26, 2000


                                                                      INCEPTION
                                                                         TO
                                                                      APRIL 26,
                                                                        2000
                                                                     ----------
Cash Flows From Operating Activities:
  Net Income (loss) ..............................................   $     --
Adjustments to reconcile Net Income(loss)to net cash
 provided by (used in)operating activities: ......................         --
                                                                     ----------
Net cash provided by (used in)
  operations .....................................................         --
                                                                     ----------
Cash flows from investing activities:
  Organizational Costs ...........................................          415
                                                                     ----------
Net cash provided by (used in)
  investing activities ...........................................         (415)
                                                                     ----------
Cash flows from financing activities:
  Sale of Stock ..................................................        1,000
                                                                     ----------
Net cash provided by (used in)
  financing activities ...........................................        1,000
                                                                     ----------
Net increase (decrease) in cash and
  cash equivalents ...............................................          585
                                                                     ----------
Beginning cash and cash equivalents ..............................         --
                                                                     ----------
Ending cash and cash equivalents .................................   $      585
                                                                     ==========
Supplemental disclosure of cash flow information:

 Cash paid for: Income taxes .....................................   $     --
                Interest .........................................   $     --


See accountants report and the accompanying notes to the financial statements.

                                       F-5

                         Mangum Acquisition Corporation
                          (A Development Stage Company)
                          Notes to Financial Statements
                              As of April 26, 2000

Note 1. SIGNIFICANT ACCOUNTING POLICIES

      A. Organization

      The Company was incorporated on April 24, 2000, in the State of Texas. The Company is in the development stage and its intent is to locate suitable business ventures to acquire. The Company has had no significant business activity to date and has chosen December 31, as a year end.


      B. Cash and cash equivalents

      Cash and cash equivalents consist of cash and other highly liquid debt instruments with an original maturity of less than three months.


      C. Intangible assets

      The cost of intangible assets is amortized using the straight line method over the estimated useful economic life (five years for organization costs). They are stated at cost less accumulated amortization. Since only three (3) days has transpired, the Company has not calculated the accumulated amortization of organizational costs. The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified in the periods presented.


      D. Net income (loss) per share

      Net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding for the period.


      E. Use of estimates

      The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


Note 2. STOCKHOLDERS' EQUITY

      The Company issued 700,000 shares of its $.001 par value common stock to its 100% parent company: Mangum Corporation at the time of the Company's inception. Mangum Corporation paid par value ($ 700) plus $ 300 for a total of $ 1,000 for the stock.

                                       F-6

                         Mangum Acquisition Corporation
                          (A Development Stage Company)
                          Notes to Financial Statements
                              As of April 26, 2000
                                   (Continued)


Note 3. INCOME TAXES

      Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.


Note 4. GOING CONCERN CONSIDERATION

      The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates the continuation of the Company as a going concern.

      As discussed in Note 1 the Company is in the development stage and the realization of its assets is dependent upon its ability to meet its future financing requirements, and the success of its future operations.

      Management plans include obtaining additional equity financing and the acquisition of a suitable business venture to provide the opportunity for the Company to continue as a going concern.

                                       F-7
                                       29